ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

Adam S. Lovell
T +1 202 508 4688
F +1 202 383 8389
adam.lovell@ropesgray.com

February 24, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)
Responses to Comments on Post-Effective Amendment No. 115

Dear Ms. Dubey:

This letter is being filed to respond to the comments you provided to me telephonically on January 28, 2016 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 115 to its registration statement.  PEA No. 115 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on December 15, 2015 and is designated to become effective on February 28, 2016.  PEA No. 115 was filed in connection with the launch of PNC International Growth Fund (the “Fund”) and related only to the Fund.  The Trust is filing PEA No. 116 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.              The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.              The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.              The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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Prospectus

1.              Comment:  In the Shareholder Fee table, consider deleting the explanatory parentheticals in rows 3 and 4, given that no expense values are reported in those rows.

Response:  The Trust will take the noted changes under consideration.

2.              Comment:  In the Annual Fund Operating Expenses table, Shareholder Service Fees and Other should not be a separate line in the table, but may be included as a sub-item under Other Expenses.

Response:  The Trust will reformat the rows for Shareholder Service Fees and Other to clarify that they are sub-items under Other Expenses.

3.              Comment:  Please move the disclosure in footnote 3 of the Annual Fund Operating Expense table, as this footnote is neither required nor permitted by Item 3 of Form N-1A.

Response:  In response to the comment, footnote 3 has been deleted.

4.              Comment:  Please confirm supplementally that the expense limitation and reimbursement agreement described in footnote 5 of the Annual Fund Operating Expense table will be filed as an exhibit to the PEA.

Response:  The Trust intends to file the expense limitation and reimbursement agreement described in footnote 5 as an exhibit to the PEA.

5.              Comment:  Please revise the Annual Fund Operating Expense table and footnote 5 such that the expense caps listed in the 5 match the values listed in the table.

Response:  The requested change has been made.

6.              Comment:  The Staff notes that many of the Funds’ Annual Fund Operating Expenses tables include a footnote that states: “The Adviser can be reimbursed by the Fund for any contractual fee reductions or expense reimbursements if reimbursement to the Adviser (a) occurs within the three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amounts paid, waived or reimbursed by the Adviser and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage expense limitation that was in effect at the time the Adviser paid, waived or reimbursed the amount being repaid by the Fund.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response:  The Trust confirms that the Fund’s expense recoupments are applied in accordance with the guidance set forth in the Audit Risk Alert. The Trust notes further that the referenced footnote accurately describes the related expense limitation agreements and so respectfully submits that the requested change is unnecessary. The Trust will monitor amounts subject to recoupment against both the original expense cap in effect at the time the expenses were waived and/or reimbursed, as well as against any then-current expense cap.

7.              Comment:  Please revise the “Principal Investment Strategies” section to disclose the criteria used by the Fund to determine that the Fund has invested significantly outside the United States.  Please also disclose the definition of a foreign or non-U.S. entity for the purposes of the above criteria.  See Footnote 24 of 1940 Act Release No. 24828 (March 31, 2001.

Response:  The Trust respectfully refers the Staff to the first paragraph of the Fund’s principal investment strategies, which states the following:  “[t]he Fund primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more” and notes that the statement is consistent with the Staff’s position as reflected in footnote 42 of Investment Company Act Release 24828 (“[w]e would expect, however, that investment companies using [global or international] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”)  The Trust respectfully declines to make any changes in response to this comment.

8.              Comment:  Please elaborate on the Fund’s active trading approach in the “Principal Investment Strategies” section.

Response:  The Trust has revised the disclosure as follows:

The Fund utilizes an active trading approach.  The Adviser may choose to sell a holding when, for example, in the Adviser’s view, it no longer represents an attractive credit or to take advantage of a better investment opportunity.

9.              Comment:  Please disclose the weighting of the MSCI ACWI ex USA Growth Index toward emerging markets as of a recent date, and please revise the associated disclosure in plain English.

Response:  The Trust has added the following disclosure:

As of December 31, 2015, developing and emerging market issuers constituted approximately 14.01% of the MSCI ACWI ex USA Growth Index.  This percentage will fluctuate over time and may fluctuate significantly over a short period of time.

The Trust respectfully declines to make any additional changes in response to this comment.

10.       Comment:  In the section “Principal Risks,” please revise the heading “Capitalization Risk” as “Small-Capitalization Risk.”

Response:  The Trust respectfully declines to make the requested change at this time.

11.       Comment:  If the Fund will invest significantly in a particular country, please disclose that country in the “Principal Investment Strategies” section and disclose the risks associated with investments in such country in the “Principal Risks” section.

Response:  Because the Fund’s investment strategy does not contemplate significant investments in a specific country, the Trust respectfully declines to identify specific countries in the Fund’s summary prospectus.

12.       Comment:  If the Adviser intends to focus the Fund’s investments in the manner indicated under the principal risk “Focused Investment Risk,” then it should describe any such focus in the Principal Investment Strategies section.

Response:  The Fund does not expect at this time to focus its investments in any manner other than as described in its principal investment strategies.  The Trust respectfully declines to make changes in response to this comment.

13.       Comment:  In the section “Details About the Fund - Additional Information Regarding the Fund’s Investment Policies,” please clarify whether the following investment policies are principal or non-principal investment strategies.

Response:  The referenced disclosure provides additional information relevant to the Fund’s principal investment strategies and the Fund’s other operations.  Accordingly, the Fund respectfully declines to make any changes to the disclosure at this time.

14.       Comment:  If the Adviser intends to invest Fund assets in contingent convertible securities, please disclose that intent and include disclosure specific to contingent convertible securities in the section “Details About the Fund — Convertible Securities.”

Response:  The Trust confirms that the Fund does not intend to invest in contingent convertible capital instruments as part of its principal investment strategies.

15.       Comment:  In the section “Portfolio Management Team,” please clarify whether the portfolio managers share joint control over the day-to-day management of the Fund.

Response:  In response to this comment, the Trust has revised the disclosure as follows:

Mr. Schulz is the lead portfolio manager and shares responsibility for the day-to-day management of the Fund.

Mr. Zhang shares responsibility for the day-to-day management of the Fund.

16.       Comment:  We understand that the disclosure included under “Additional Information” on page 15 of the Prospectus has been included in response to a recent court holding in the United States Court of Appeals for the Ninth Circuit.  Please explain supplementally the legal basis for the apparent contention that the disclosure language can avoid creating a contract out of the prospectus between the Fund and its shareholders.

Response:  The Trust respectfully submits that, under established principles of contract law and the weight of case authority, disclosure required by the Federal Securities Laws should not be seen to create a contract, implied or otherwise, irrespective of the presence of the referenced language.  The referenced language was intended to disclose the Trust’s views in this regard and to disclose the Trust’s intention that the Fund’s registration statement required under the Federal Securities Laws not be seen as establishing a contractual agreement between the Trust and any shareholder.  In this regard, the Trust respectfully notes that — unlike limitations that apply to contractual arrangements — the disclosure required by the Federal Securities Laws and substantially all of the policies described therein may be changed by the unilateral action of the Board of Trustees and without a vote of or prior notice to shareholders.

17.       Comment:  It is the position of the Staff that, pursuant to Rule 22c-1(a) under the 1940 Act, an investor should receive the net asset value per share (“NAV”) next calculated after submitting a purchase order to the fund or to its designee.  Accordingly, in the third paragraph in the section “General Information Regarding Purchases,” please remove the disclosure that states that, in order for an investor to receive the next calculated NAV when purchasing through an intermediary, “the authorized financial intermediary must subsequently communicate the request properly and timely to the Fund.”

Response:  The Trust respectfully submits that the language indicated above reflects the intended scope of the agency with financial intermediaries who may accept orders on behalf of the Fund and the practical consideration that the Fund cannot process orders that are not forwarded to it.  The referenced disclosure is not intended, however, to mean that authorized agents or dealers may sell Fund shares at a price other than one based on the current NAV of such security after receipt of a tender of such security for redemption or of an order to purchase or sell such security.  Accordingly, the Trust respectfully declines to make any changes in response to this comment.

18.       Comment:  In the section “Involuntary Sale of Your Shares,” please add disclosure that a drop in market value that causes a shareholder’s investment to drop below a minimum threshold would not trigger the involuntary redemption of the shareholder’s investment in the Fund, if applicable.

Response:  The Trust respectfully declines to make any changes in response to this comment.

19.       Comment:  Please confirm that the subsection (c) under the section Suspension of Your Right to Redeem Your Shares” applies only to the PNC Money Market Fund.

Response:  The subsection has been moved to the end of the list and revised as follows in response to this comment:

“upon providing prior notification to the SEC, the Board determines that a PNC Money Market Fund’s shareholders may suffer material dilution or other unfair results and decides to liquidate the Fund (PNC Money Market Funds only).

20.       Comment:  Please revise the cover page of the SAI to state a single effective date close to the effective date of the registration statement, per Rule 423 under the Securities Act of 1933, as amended (the “Securities Act”) and General Instruction C.3(e) of Form N-1A.

Response: The requested change has been made.

21.       Comment:  On page 2 of the Statement of Additional Information, please include the preliminary prospectus of the International Growth Fund, dated as of the effective date of the registration statement, in the section “Current Prospectus.” See Rule 423 of the Securities Act and Item 14.a of Form N-1A.

Response:  The requested change has been made.

22.       Comment:  Please confirm that the Fund will segregate the full notional amount to cover its obligations when it sells a credit default swap.  If the Fund will purchase a credit default swap, please disclose that it will segregate the value of the amount of the premium payment owed plus any prepayment penalty.

Response:  The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment.

23.       Comment:  On page 63 of the Statement of Additional Information, please revise investment restriction 1(a) to state that the fund may invest without limit on tax-exempt obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and repurchase agreements secured by such instruments.

Response:  The Trust respectfully submits that the referenced policy relates to Funds with current operations and cannot be changed without a vote of the relevant Funds’ shareholders.  Accordingly, the Trust respectfully declines to make the requested change.

24.       Comment:  Please explain supplementally the basis for including separate “gas” and “electric” utilities in fundamental investment restriction 1(c), and also including the “electric and gas” utility.

Response:  The Trust respectfully submits that each industry referenced in the comment can have primary economic characteristics that are materially different.   The Trust also respectfully submits that it does not currently contemplate the Fund investing more than 25% of its assets in any one of three industries cited or in all three industries cumulatively.  The Trust respectfully declines to make any changes to the referenced policy at this time.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (202) 508-4688.

Very truly yours,

Adam S. Lovell

cc:                                Thomas R. Rus

Jeremy C. Smith, Esq.